Filed by First Union Corporation

                                     Pursuant to Rule 425 under the Securities
                                     Act of 1933 and deemed filed pursuant to Rule 14a-6(b) under the Securities Exchange Act of 1934

                                     Subject Company: Wachovia Corporation
                                     Commission File No. 333-59616

                                     Date: July 16, 2001

         This filing contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Such statements include, but are not limited to, (i) statements about the benefits of the merger between First Union Corporation and Wachovia Corporation, including future financial and operating results, cost savings, enhanced revenues, and accretion to reported earnings that may be realized from the merger; (ii) statements with respect to First Union's and Wachovia's plans, objectives, expectations and intentions and other statements that are not historical facts; and (iii) other statements identified by words such as "believes", "expects", "anticipates", "estimates", "intends", "plans", "targets", "projects" and similar expressions. These statements are based upon the current beliefs and expectations of First Union's and Wachovia's management and are subject to significant risks and uncertainties. Actual results may differ from those set forth in the forward-looking statements.

         The following factors, among others, could cause actual results to differ materially from the anticipated results or other expectations expressed in the forward-looking statements: (1) the risk that the businesses of First Union and Wachovia will not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected; (2) expected revenue synergies and cost savings from the merger may not be fully realized or realized within the expected time frame; (3) revenues following the merger may be lower than expected; (4) deposit attrition, operating costs, customer loss and business disruption following the merger, including, without limitation, difficulties in maintaining relationships with employees, may be greater than expected; (5) the ability to obtain governmental approvals of the merger on the proposed terms and schedule; (6) the failure of First Union's and Wachovia's stockholders to approve the merger; (7) competitive pressures among depository and other financial institutions may increase significantly and have an effect on pricing, spending, third-party relationships and revenues; (8) the strength of the United States economy in general and the strength of the local economies in which the combined company will conduct operations may be different than expected resulting in, among other things, a deterioration in credit quality or a reduced demand for credit, including the resultant effect on the combined company's loan portfolio and allowance for loan losses; (9) changes in the U.S. and foreign legal and regulatory framework; and
(10) adverse conditions in the stock market, the public debt market and other capital markets (including changes in interest rate conditions) and the impact of such conditions on the combined company's capital markets and asset management activities. Additional factors that could cause First Union's and Wachovia's results to differ materially from those described in the forward-looking statements can be found in First Union's and Wachovia's reports (such as Annual Reports on Form 10-K, Quarterly Reports on Form 10-Q and Current Reports on Form 8-K) filed with the Securities and Exchange Commission and available at the SEC's Internet site (http://www.sec.gov). All subsequent written and oral forward-looking statements concerning the proposed transaction or other matters attributable to First Union or Wachovia or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. First Union and Wachovia do not undertake any obligation to update any forward-looking statement to reflect circumstances or events that occur after the date the forward-looking statements are made.

     The proposed transaction will be submitted to First Union's and Wachovia's stockholders for their consideration. Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC, as well as any amendments or supplements to those documents, because they contain (or will contain) important information. You will be able to obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of the joint proxy statement/prospectus and the SEC filings that have been or will be incorporated by reference in the joint proxy statement/prospectus can also be obtained, without charge, by directing a request to First Union, Investor Relations, One First Union Center, Charlotte, North Carolina 28288-0206 (704-374-6782), or to Wachovia, Investor Relations, 100 North Main Street, Winston-Salem, North Carolina 27150 (888-492-6397).

THE FOLLOWING IS A TRANSCRIPT OF FIRST UNION'S CONFERENCE CALL RELATING TO ITS SECOND QUARTER RESULTS

                                  JULY 12, 2001

                                   FIRST UNION

                             EARNINGS TELECONFERENCE

          >>> Alice:   THANKS FOR JOINING OUR CALL THIS MORNING,

          EVERYONE.

          THIS IS ALICE LEHMAN, MANAGING DIRECTOR OF INVESTOR

          RELATIONS FOR FIRST UNION.

          YOU SHOULD HAVE RECEIVED OUR EARNINGS RELEASE BY NOW.

          IF YOU HAVEN'T, PLEASE LOG ON TO OUR INVESTOR RELATIONS

          WEBSITE AT FIRSTUNION.COM.

          IN THIS PRESENTATION, WE WILL BE REFERRING TO HANDOUTS

          THAT ARE ALSO AVAILABLE THROUGH OUR WEBSITE.

          IN ADDITION, THIS TELECONFERENCE -- THIS CALL IS

          AVAILABLE THROUGH A LISTEN-ONLY LIVE AUDIO WEBCAST.

          REPLAYS OF THE TELECONFERENCE WILL BE AVAILABLE

          BEGINNING AT NOON TODAY AND WILL CONTINUE THROUGH 5:00

          P.M. ON MONDAY, JULY 23rd.

          THE REPLAY TELEPHONE NUMBER IS AREA CODE 402-220-3026.

          THE WEB AUDIO REPLAY ALSO WILL BE AVAILABLE ON OUR

          WEBSITE BEGINNING ABOUT NOON TODAY, AS WELL, AND ALSO

          WILL CONTINUE THROUGH JULY 23rd.

          BEFORE KEN AND BOB BEGIN, I HAVE A FEW HOUSEKEEPING

          ITEMS.

          FIRST, LET ME REMIND YOU THAT ANY FORWARD-LOOKING

          STATEMENTS MADE DURING THIS CALL ARE SUBJECT TO RISKS

          AND UNCERTAINTIES.

          FACTORS THAT COULD CAUSE FIRST UNION'S RESULTS TO DIFFER

          MATERIALLY FROM ANY FORWARD-LOOKING STATEMENTS ARE SET

          FORTH IN FIRST UNION'S PUBLIC REPORT FILED WITH THE SEC,

          INCLUDING FIRST UNION'S CURRENT REPORT ON FORM 8K FILED

          TODAY.

          IN ADDITION, PLEASE READ THE JOINT PROXY STATEMENT

          RELATING TO FIRST UNION'S PROPOSED MERGER WITH WACHOVIA

          BECAUSE IT CONTAINS IMPORTANT INFORMATION.

          THAT DOCUMENT AND OTHER FILINGS WITH THE SEC CAN BE

          OBTAINED FOR FREE AT THE SEC'S WEBSITE AND FROM FIRST

          UNION AND WACHOVIA.

          SECOND, WHEN YOU ASK QUESTIONS, PLEASE GIVE YOUR NAME

          AND YOUR FIRM'S NAME.

          NOW, LET ME TURN THINGS OVER TO KEN THOMPSON, OUR

          CHAIRMAN AND CEO, FOR OPENING REMARKS.

          HE WILL BE FOLLOWED BY CFO, BOB KELLY, WHO WILL REVIEW

          SECOND QUARTER RESULTS.

          THEN WE WILL TAKE YOUR QUESTIONS.

          KEN?

          >> Ken: THANKS, ALICE, AND THANKS TO ALL OF YOU FOR

          JOINING OUR CALL THIS MORNING.

          AS ALICE SAID, YOU SHOULD HAVE RECEIVED YOUR EARNINGS

          NEWS RELEASE BY NOW SO YOU KNOW THAT WE EXCEEDED MARKET

          EXPECTATIONS WITH OPERATING EARNINGS OF 66 CENTS PER

          SHARE AND CASH OPERATING EARNINGS WERE 73 CENTS PER

          SHARE.

          I'M ALSO PLEASED TO REPORT THAT OUR RESTRUCTURING

          ANNOUNCED IN JUNE OF 2000 WAS COMPLETED ON TIME AND ON

          BUDGET.

          THIS ENORMOUS UNDERTAKING IS BEHIND US, AND YOU'RE

          SEEING THE RESULTS OF THAT REPOSITIONING, AND WE BELIEVE

          IT EVEN GETS BETTER FROM HERE.

          WE REMAIN INTENSELY FOCUSED ON OUR THREE CORE

          BUSINESSES, AND I BELIEVE THE RESULTS ARE ESPECIALLY

          NOTEWORTHY IN OUR GENERAL BANK, WHICH HAD AN OUTSTANDING

          QUARTER WITH SOLID GROWTH AND REVENUE, DEPOSITS, LOANS,

          AND INVESTMENT SALES COMBINED WITH DISCIPLINED EXPENSE

          CONTROL.

          THIS WAS ALSO THE FIRST QUARTER THAT THE GENERAL BANK'S

          EFFICIENCY RATIO DROPPED BELOW 60%.

          CAPITAL MANAGEMENT ALSO PERFORMED SOLIDLY DESPITE EQUITY

          MARKET VOLATILITY DUE TO STRONG ANNUITY SALES AND HIGHER

          BROKER-CLIENT ASSETS.

          ASSETS UNDER MANAGEMENT AND MUTUAL FUND ASSETS ALSO

          REACHED RECORD LEVELS FOR US IN THE SECOND QUARTER.

          OUR BALANCED BUSINESS MODEL IN OUR CAPITAL MANAGEMENT

          BUSINESS CONTRASTS WITH THE EARNINGS WARNINGS FROM SOME

          OF THE WALL STREET FIRMS THAT YOU'VE SEEN RECENTLY.

          CORPORATE AND INVESTMENT BANKING REVENUES WITH THE

          EXCEPTION OF PRINCIPAL INVESTING WERE UP ACROSS THE

          BOARD WITH PARTICULAR STRENGTH IN SOME OF OUR AGENCY

          BUSINESSES LIKE M&A, LOAN SYNDICATION AND COMMERCIAL

          REAL ESTATE FINANCE.

          IN ADDITION, WE'RE SEEING IMPROVED RESULTS FROM OUR

          CORPORATE LENDING BUSINESSES, AS WE CONTINUE TO FOCUS

          MORE ON HIGH-POTENTIAL CLIENT RELATIONSHIPS AND LESS ON

          LOW RAROC RELATIONSHIPS.

          SO WE'RE EXTREMELY PLEASED WITH THE MOMENTUM IN OUR

          THREE CORE BUSINESSES.

          WE'RE EQUALLY PLEASED WITH THE STRENGTH IN OUR

          FUNDAMENTALS.

          REVENUE GREW 3% LINKED QUARTER, OR 11% ANNUALIZED

          WHILE EXPENSES REMAINED VIRTUALLY FLAT AS EXPENSE

          MANAGEMENT BECOMES MORE AND MORE A PART OF OUR CULTURE

          HERE AT FIRST UNION.

          OUR CAPITAL RATIOS IMPROVED FOR THE FOURTH CONSECUTIVE

          QUARTER.

          TIER ONE CAPITAL INCREASED TO 7.4%, AND CREDIT QUALITY

          REMAINS STABLE.

          TOTAL NON-PERFORMING ASSETS DECLINED 6%, WHILE ALLOWANCE

          RATIOS IMPROVED MODESTLY.

          OUR CREDIT TEAM IS PRO-ACTIVELY MANAGING DOWN EXPOSURES

          ACROSS THE BOARD.

          THE NET CHARGE-OFF RATIO DECLINED TO .52% FROM .53% IN

          THE FIRST QUARTER, AND OUR PROVISION EXCEEDED

          CHARGE-OFFS BY $66 MILLION.

          AT THE SAME TIME, OUR EMPLOYEES HAVE CONTINUED TO MAKE

          CUSTOMERS THEIR TOP PRIORITY, AND THE IMPACT IS CLEAR IN

          THE NINTH CONSECUTIVE QUARTERLY IMPROVEMENT IN OUR

          SERVICE QUALITY MEASURES.

          WE ARE PASSIONATE ABOUT SERVICE.

          WE KNOW THAT IT IS CRUCIAL TO MEET OUR GROWTH TARGETS,

          AND WE ARE POUNDING THAT MESSAGE HOME IN EVERY PART OF

          OUR COMPANY.

          IN SHORT, WE HAVE DELIVERED WHAT WE SAID WE WOULD IN

          SPITE OF DIFFICULT FINANCIAL MARKETS.

          THIS SPEAKS DIRECTLY TO THE FUNDAMENTAL STRENGTH OF OUR

          BUSINESS AND OUR COMMITMENT TO BUILDING SHAREHOLDER

          VALUE.

          WE BELIEVE WE HAVE AN ENVIABLE FRANCHISE, WHICH IS

          INCREDIBLY DISCIPLINED AND TIGHTLY FOCUSED ON ACHIEVING

          OUR GROWTH PLANS.

          YOU'RE WITNESSING OUR BUSINESS MODEL START TO FIRE ON

          ALL EIGHT CYLINDERS.

          THESE RESULTS SHOULD GIVE YOU SOME INDICATION OF THE

          EARNING POWER OF OUR BUSINESSES.

          WE ACHIEVED THIS PERFORMANCE WHILE CONTINUING TO MAKE

          EXCELLENT PROGRESS IN OUR PLANNING EFFORTS FOR A SEAMLESS

          INTEGRATION WITH WACHOVIA.

          WACHOVIA'S SOLID EARNINGS ANNOUNCED YESTERDAY COUPLED

          WITH OUR RESULTS GIVES US ENORMOUS OPTIMISM ABOUT OUR

          FUTURE TOGETHER.

          OUR OPERATING PERFORMANCE IS PROOF POSITIVE OF EXACTLY

          WHAT WE HAVE BEEN TELLING WACHOVIA SHAREHOLDERS.

          FIRST UNION HAS TURNED THE CORNER AND THEN SOME.

          WE BELIEVE THE FIRST UNION/WACHOVIA MERGER WILL CREATE A

          SUPERIOR FRANCHISE WITH THE PRODUCTS, CAPITAL, AND

          DEDICATED EMPLOYEES ESSENTIAL TO MEETING THE NEEDS OF

          OUR CUSTOMERS AND BUILDING VALUE FOR OUR SHAREHOLDERS.

          WE'RE GOING TO CONTINUE BUILDING ON THESE RESULTS AS WE

          CREATE THE NEW WACHOVIA, AND WE BELIEVE THE FUTURE LOOKS

          VERY BRIGHT FOR OUR COMBINED COMPANY.

          I'VE BEEN ON THE ROAD MEETING WITH WACHOVIA SHAREHOLDERS

          VIRTUALLY NON-STOP, AND WE'VE RECEIVED VERY POSITIVE

          FEEDBACK IN ALL OF OUR MEETINGS.

          THE CONTRAST TO SUNTRUST'S HOSTILE PROPOSAL COULD NOT BE

          MORE CLEAR, AND WE WILL CONTINUE TO MAKE OUR CASE

          AGGRESSIVELY IN THE COMING WEEKS.

          NOW, LET ME TURN THIS MEETING OVER TO BOB KELLY FOR A

          MUCH CLOSER LOOK AT THE NUMBERS.

          >> Bob:  THANK YOU, KEN, AND GOOD MORNING, EVERYONE.

          THE SHORT STORY HERE IS THAT WE BEAT EXPECTATIONS, GREW

          REVENUE IN ALL OF OUR BUSINESS, OVERPROVIDED BY 30

          MILLION, DISPLAYED GREAT EXPENSE CONTROL, GREW LOW COST

          DEPOSITS, GREW CAPITAL, REDUCED NPAs AND FINISHED OUR

          RESTRUCTURING.

          WHAT I WOULD ASK YOU TO DO IS GO TO YOUR PACKAGE

          ENTITLED SECOND QUARTER 2001 EARNINGS REVIEW DATED, OF

          COURSE, TODAY.

          PAGE 1 IS EXACTLY THE HIGHLIGHTS THAT KEN HAS WALKED

          THROUGH.

          ON EXPECTATIONS VERSUS WHAT WE ACTUALLY CAME IN AT.

          TOTAL REVENUE UP 3% IS A STRONG STORY.

          11% ANNUALIZED, AND PARTICULARLY STRONG BECAUSE IT'S IN

          ALL THREE BUSINESSES.

          OUR OPERATING EARNINGS ARE UP 24% ON AN ANNUALIZED

          BASIS, AND ALTHOUGH ALL THREE CORE BUSINESSES HAD A VERY

          STRONG QUARTER, THE GENERAL BANK DOES STICK OUT BECAUSE

          OF THE CLEAR FACT THAT IT HAS TURNED THE CORNER, AND WE

          WILL TALK ABOUT THAT MORE IN A LITTLE BIT.

          FTEs ACTUALLY DECLINED BY 1,900, AND THAT WAS REALLY

          FROM ALL OVER THE COMPANY, AND CAPITAL MANAGEMENT, 350;

          CAPITAL MARKETS, 120; GENERAL BANK, 459; FIRST UNION

          DIRECT, ALMOST 500; AND IN STAFF AREAS, IT'S AROUND 400,

          AND IT'S REALLY BEEN A STRONG STORY THERE, AS WELL.

          OVERPROVIDED 30 MILLION IN EXCESS AND NET CHARGE-OFFS

          AND PROVISIONS FOR LOANS SOLD OR TRANSFERRED TO ASSETS

          HELD FOR SALE.

          WE CONTINUE TO PRO-ACTIVELY MANAGE OUR LOAN PORTFOLIO

          THROUGH LOAN SALES, WHICH IS SOMETHING YOU SAW YESTERDAY

          AS A THEME WITH WACHOVIA, AS WELL.

          TOTAL NPAs DECLINED 104 MILLION OR 6%.

          KEN MENTIONED THE TIER ONE RATIO, AND THE FACT THAT WE

          COMPLETED SOME STRATEGIC REPOSITIONING.

          IF YOU FLIP TO PAGE 2, OR WALK THROUGH THE OPERATING

          EARNINGS RESULTS, NET INTEREST INCOME, THE FIRST LINE

          WAS JUST A LITTLE BIT HIGHER ON LINKED QUARTER BASIS.

          WE'RE HELPED BY LOWER RATES, AND WE WERE HURT WITH THE

          EXPECTED FACT THAT WE WERE SELLING OFF THE MONEY STORE

          ASSETS.

          FEE AND OTHER INCOME, WE'RE UP 5%, VERY STRONG RESULTS TO

          1.629 BILLION.

          PROVISION FOR LOAN LOSSES WAS $223 MILLION VERSUS 219

          MILLION IN THE FIRST QUARTER.

          IF YOU GO TO THE BOTTOM OF THE PAGE, YOU CAN SEE THE

          MAKEUP OF THAT.

          NET CHARGE-OFFS WERE $157 MILLION.

          SALES AND TRANSFERS TO ASSETS HELD FOR SALE WERE 36

          MILLION, AND THE ADDITIONAL PROVISION LEAD PUT IN THE

          BOOK WAS TOTALLING 223.

          IN CASE YOU'RE INTERESTED, THE FIRST QUARTER COMPARISON

          TO THAT WAS CHARGE-OFFS OF 159.

          IMPACT OF SALES AND TRANSFERS, 30, AND THE ADDITIONAL

          PROVISION IN THE FIRST QUARTER, AS WELL, WAS 30, AND

          THAT TOTALED 209, AS I MENTIONED.

          NON-INTEREST EXPENSE AT 2169 IS UP JUST A TAD FROM THE

          2138 IN THE FIRST QUARTER.

          THAT'S ENTIRELY DUE TO INCENTIVES, DUE TO HIGHER

          REVENUE, AND OBVIOUSLY, WE WOULD ADJUST OUR INCENTIVE

          ACCRUALS AS OUR REVENUE EXPECTATIONS MODERATE OR GO UP

          OVER THE COURSE OF THE YEAR.

          DILUTED EARNINGS PER SHARE, 66 CENTS, UP 6%.

          DILUTED EARNINGS PER SHARE ON A CASH BASE IS, 73.

          I THOUGHT WE SHOULD PROBABLY HIGHLIGHT THE RETURN ON

          AVERAGE SHAREHOLDERS EQUITY ON CASH BASIS, IN OTHER

          WORDS, THAT'S 23.35%.

          THAT'S GOING TO BE RELEVANT BECAUSE THAT'S THE SORT OF

          RATIO THAT WE'RE GOING TO BE LOOKING AT IN THE THIRD

          QUARTER AND BEYOND AFTER OUR MERGER WITH WACHOVIA.

          PAGE 3 FOCUSES ON OTHER FINANCIAL MEASURES.

          I'LL JUST HIGHLIGHT A FEW.

          YOU CAN SEE THE EFFICIENCY RATIO WAS 62.06%.

          A BIT OF AN IMPROVEMENT FROM THE FIRST QUARTER.

          AVERAGED DILUTED SHARES, 978,185,000.

          THAT'S AN INCREASE OF 2.3 MILLION DUE TO VESTED STOCK

          AWARDS.

          ACTUAL SHARES WERE 979 MILLION,

          A DECREASE OF ABOUT 2.1 MILLION AS A RESULT OF SHARE

          REPURCHASES DURING THE QUARTER.

          TIER ONE RATIO, 7.4%, AND YOU CAN SEE HOW QUICKLY WE

          BUILT OUR CAPITAL RATIOS FROM THE SECOND QUARTER OF LAST

          YEAR AFTER WE WENT THROUGH OUR RESTRUCTURING, AND THERE

          IS A -- YOU CAN SEE A GOOD TREND IN THE FTEs, AS WELL AS

          67,000 VERSUS OUR HIGH IN THE SECOND QUARTER OF LAST

          YEAR OF ABOUT 73,000.

          SO OUR BUSINESS HAS CONTINUED TO BECOME LEANER AND MORE

          EFFICIENT.

          PAGE 4 IS NET INTEREST INCOME.

          THE ONLY THING I'D REALLY MENTION THERE IS THE MARGIN,

          WHICH IS BASICALLY FLAT VERSUS THE FIRST QUARTER AT

          3.41, AND I ALREADY MENTIONED THE REASONS WHY.

          PAGE 5 IS FEE AND OTHER INCOME, AND I ACTUALLY CIRCLED EVERY

          LINE HERE BECAUSE THEY'RE ALL INTERESTING STORIES.

          SERVICE CHARGES AND FEES, 486 MILLION.

          THAT'S A BIG INCREASE FROM THE FIRST QUARTER, AND YOU

          SHOULD CONSIDER THAT TO BE A SUSTAINABLE INCREASE.

          SO THAT'S UP 4% FROM THE FIRST QUARTER, AND THAT IS A

          NEW FOUNDATION WE WILL BE WORKING FROM.

          COMMISSIONS, EXCELLENT IN TOUGH MARKETS, 389 VERSUS 375

          ON A LINKED BASIS.

          FIDUCIARY AND ASSET MANAGEMENT FEES, AGAIN, SOLID, UP A

          LITTLE BIT FROM THE FIRST QUARTER.

          A REALLY GREAT STORY HERE IS THE ADVISORY UNDERWRITING

          AND OTHER INVESTMENT BANKING FEES AT 238 MILLION VERSUS

          198 IN THE FIRST QUARTER, A 20% INCREASE.

          GREAT STORY.

          PRINCIPAL INVESTING DOWN FOR A LOSS OF $58 MILLION.

          AS YOU KNOW, WE HAVE A PUBLIC PORTFOLIO AND PRIVATE

          EQUITY PORTFOLIO.

          THERE IS A LITTLE BIT OF SUBJECTIVITY TO THE VALUATION

          OF THE PRIVATE PORTFOLIO, AND WE WOULD SAY THAT WE

          MARKED THAT ON A CONSERVATIVE END OF THE SPECTRUM TO GET

          TO THE MINUS 58, AND IN TERMS OF OTHER INCOME, THERE IS

          A NUMBER OF THINGS IN THERE.

          WE'RE AT 190 MILLION FOR THE QUARTER VERSUS 167.

          IT'S NOT VERY DIFFERENT FROM THE FOURTH QUARTER AND

          THIRD QUARTER, BUT MORTGAGES WITH MORTGAGING BEING 40

          MILLION IN THE SECOND QUARTER VERSUS 18 MILLION IN THE

          FIRST QUARTER, COMMERCIAL LEASING INCOME 48 MILLION

          VERSUS 45 MILLION IN THE FIRST QUARTER.

          IT WAS A MILLION IN SECURITY LOSSES THIS QUARTER VERSUS

          16 MILLION LAST QUARTER.

          LOCOM LOSS OF 14 MILLION THIS QUARTER VERSUS 30 MILLION

          LAST QUARTER.

          WE HAD A PEL SECURITIZATION OF 21 MILLION, AND THERE

          WAS NONE IN THE FIRST QUARTER.

          ALTHOUGH, WE NORMALLY DO HAVE 15 OR 20 MILLION PER

          QUARTER, IN THAT AND WE HAD A SMALL DERIVATIVE GAIN OF ABOUT 7

          MILLION.

          THE OTHER BIG ITEM I SHOULD MENTION IS THAT WE HAD STAR

          GAINS IN THE FIRST QUARTER, SO THAT HELPED THE FIRST

          QUARTER NUMBER.

          MOVING ON, NON-INTEREST EXPENSES:

          THERE'S NOT A BIG STORY HERE, BUT IT'S A GOOD STORY.

          YOU CAN SEE THE INCREASE IS REALLY JUST DUE TO SALARIES

          AND EMPLOYEES BENEFITS.

          OUR REDUCTION IN FTEs OBVIOUSLY WOULD HAVE HELPED OUR

          SALARIES AND EMPLOYEE BENEFITS, BUT WE WOULD, OF COURSE,

          RECORD INCENTIVES AS A RESULT OF OUR REVENUES BEING UP

          AND THAT CAME IN AT 13.63, TOTAL EXPENSES WERE ONLY UP

          1%, AND THE EMPLOYEE FTE STORY IS SELF-EVIDENT.

          WE'VE ALREADY TALKED ABOUT IT.

          THIS IS OUR TRADITIONAL GAIN, AND THE SECOND QUARTER HAS

          SHOWN IT.

          CONSOLIDATED RESULTS FOR EACH OF THE CORE BUSINESSES,

          INCLUDING THE PARENT.

          THIS IS ON PAGE 7, I WOULD HIGHLIGHT A FEW THINGS ON

          THIS.

          YOU CAN SEE THE GENERAL BANK CAME IN AT $343 MILLION,

          AND A FANTASTIC QUARTER FOR THE GENERAL BANK, AND IT WAS ABOUT

          53% OF TOTAL INCOME THIS QUARTER.

          SO THEY REALLY HAD AN AWESOME QUARTER.

          ECONOMIC PROFIT WAS $251 MILLION FOR THE GENERAL BANK,

          WHICH WAS ABOUT 62% OF OVERALL ECONOMIC PROFIT FOR THE

          COMPANY DURING THE QUARTER.

          RAROC FOR THE GENERAL BANK WAS OUTSTANDING AT 39%.

          YOU CAN SEE CAPITAL MANAGEMENT WAS 45, AND THE CORPORATE

          AND INVESTMENT BANK JUST ABOUT COVERED ITS COST TO

          CAPITAL AT 11.74%, AND WE'RE GOING TO TALK MORE ABOUT

          THE OVERHEAD EFFICIENCY RATIO IN A MOMENT WHEN WE GET TO

          THE GENERAL BANK.

          ON PAGE 8 IS A GREAT OVERVIEW OF JUST HOW FAR THE

          GENERAL BANK HAS COME OVER THE PAST YEAR.

          LET'S START WITH TOTAL REVENUE.

          1545 VERSUS THE FIRST QUARTER OF 1453.  THAT'S A 6%

          INCREASE.

          IF YOU'RE INTERESTED, LOOK AT THE FAR, RIGHT-HAND

          COLUMN, Q2 VERSUS Q2 LAST YEAR, REVENUE IS ACTUALLY UP 9%.

          LET'S GO DOWN TO NON-INTEREST EXPENSE, 935 MILLION.

          THAT'S ACTUALLY A SMALL INCREASE OVER THE FIRST QUARTER,

          BUT MORE IMPORTANTLY, YEAR OVER YEAR, IT'S ACTUALLY DOWN

          3%.

          OPERATING EARNINGS AT 343.

          THAT'S A 16% INCREASE OVER THE FIRST QUARTER, AND A 28%

          INCREASE OVER THE PRIOR YEAR.

          THE OTHER THING WE WOULD MENTION WOULD BE THE ECONOMIC

          PROFIT.

          YOU CAN SEE AT 251, IT WAS A 14% INCREASE VERSUS THE

          FIRST QUARTER, AND THE OVERHEAD EFFICIENCY RATIO IS

          REALLY AMAZING WHAT BEN AND HIS TEAM HAS DONE THERE,

          WHERE IT CAME IN AT 59.29%.

          THE FIRST TIME WE HAD SOMETHING SUB-60, AND LET'S

          COMPARE THAT TO THE SECOND QUARTER LAST YEAR WHEN IT WAS

          CLOSE TO 67%.

          AVERAGE LOANS, A GOOD STORY THERE AS WELL AS CORE

          DEPOSITS.

          BUT WE'LL TALK MORE ABOUT THAT IN A BIT.

          OVERALL CUSTOMER SATISFACTION SCORE THAT, AS YOU KNOW,

          GALLUP TALKS TO 60,000 OF OUR CUSTOMERS EVERY QUARTER.

          IN THE SECOND QUARTER OUR CUSTOMER SATISFACTION SCORE

          CAME IN AT 6.32%, WHICH IS THE 9th CONSECUTIVE QUARTERLY

          INCREASE IN OUR SATISFACTION MEASURES, AND GALLUP

          CONSIDERS 6.4 TO BE BEST IN CLASS IN THE NATION.

          ON-LINE CUSTOMERS, WE'RE AT 2.9 MILLION,

          AN INCREASE OF 263,000.

          CAPITAL MANAGEMENT OPERATING PERFORMANCE IS ON PAGE 10.

          THE NEXT PAGE.

          TOTAL REVENUE CAME IN AT $838 MILLION, SOLID REVENUE

          PERFORMANCE DURING CONTINUED MARKET VOLATILITY.

          AS YOU CAN SEE, IT WAS UP A BIT OVER THE FIRST QUARTER.

          OPERATING EARNINGS WERE IN LINE WITH THE FIRST QUARTER

          AT $113 MILLION.

          ECONOMIC PROFIT CONTINUES TO BE GOOD AS WELL AS THE

          RAROC.

          PAGE 11, CAPITAL MANAGEMENT:

          KEY OPERATING MEASURES, THE BIG STORY HERE, I THINK, IS

          THE MUTUAL FUNDS.

          FOR THE FIRST TIME, WE BROKE THE $90 BILLION MARK.

          SOMETHING THAT WE'RE PRETTY EXCITED ABOUT.

          EQUITY INCREASED 5% AND MONEY MARKET UP 4% AND FIXED

          INCOME WAS ABOUT FLAT QUARTER OVER QUARTER ON

          LINKED-QUARTER BASIS, SO IT'S GREAT TO BREAK THE 90 MARK

          FOR THE FIRST TIME.

          I SHOULD ALSO MENTION THAT TOTAL ASSETS UNDER MANAGEMENT

          INCREASED 2% TO $172 BILLION AS BOTH TRUST AND MUTUAL

          FUNDS GAINED NEW ASSETS.

          PAGE 12 IS AN OVERVIEW OF OUR CORPORATE AND INVESTMENT

          BANKING SEGMENT IN BUSINESS.

          TOTAL REVENUE CAME IN AT $773 MILLION, WHICH IS UP 7% ON

          A LINKED-QUARTER BASIS.

          I SHOULD ALSO MENTION THAT IF YOU BACK OUT PRINCIPAL

          INVESTING JUST FOR YOUR INTEREST, -- AND I'M NOT SAYING

          YOU SHOULD, BUT IT'S INTERESTING TO NOTE IF YOU BACKED

          OUT PRINCIPAL INVESTING OVER THE SECOND QUARTER THIS

          YEAR AND THE SECOND QUARTER LAST YEAR WHEN WE HAD

          EXCEPTIONALLY LARGE PRINCIPAL INVESTING GAINS, OUR TOTAL

          REVENUE IS ACTUALLY UP 20% YEAR OVER YEAR.

          GOING UP TO NET INTEREST INCOME, IT WAS ACTUALLY UP 7%

          ON A LINKED-QUARTER BASIS AS FIXED INCOME SPREADS

          WIDENED IN A LOWER RATE ENVIRONMENT.

          FEE AND OTHER INCOME INCREASED BY 7% BASED ON STRONG

          RESULTS IN AGENCY BUSINESS PRIMARILY LOAN SYNDICATIONS

          AND M&A OFFSET BY LOWER TRADING PROFITS AFTER AN UNBELIEVABLE

          QUARTER, AND THE NON-INTEREST EXPENSE CAME IN AT $490

          MILLION, AN INCREASE FROM THE FIRST QUARTER, BUT THAT

          WAS ENTIRELY DUE TO HIGHER INCENTIVE PAYMENTS AS A

          RESULT OF INCREASED REVENUE, ESPECIALLY IN THE AGENCY

          BUSINESSES.

          FINALLY I'D NOTE IN TERMS OF THE LAST BOX OF PERFORMA AND

          AND OTHER DATA, YOU CAN SEE THE ECONOMIC CAPITAL WAS DOWN

          A LITTLE BIT VERSUS THE FIRST QUARTER AT 6.112 BILLION.

          AND THE REASON FOR THAT IS ACTUALLY THE SECOND LAST

          LINE, AND KEN TALKED A BIT ABOUT HOW WE ARE WORKING HARD

          ON DEALING WITH LOW RAROC RELATIONSHIPS.

          OUR LOANS WERE DOWN TO 41.1 BILLION VERSUS 42.5 BILLION.

          PAGE 13 IS LOAN AND DEPOSIT GROWTH.

          I WOULD MENTION PERSONALLY THAT WE HAD SOLID CONSUMER

          LOAN GROWTH OF 2% ON A LINKED QUARTER BASIS.

          SMALL BUSINESS WAS UP 5% ON A LINKED QUARTER BASIS, AS

          WELL, AND THAT WOULD INCLUDE DIVESTITURES AND

          SECURITIZATIONS.

          CORE DEPOSITS WERE UP 1% DESPITE DIVESTITURES OF $434

          MILLION.

          AND LOW COST DEPOSITS WERE UP 2.6 BILLION EXCLUDING

          DIVESTITURES.

          THE OTHER INTERESTING STORY HERE IS THE FOREIGN AND

          OTHER TIME DEPOSITS.

          AS YOU CAN SEE, THE REDUCED PURCHASE DEPOSITS ARE AS A

          RESULT OF LOWER COST ALTERNATIVES, AND THE FACT THAT WE

          ARE GETTING GOOD CORE DEPOSIT GROWTH.

          PAGE 14 IS A DETAILED ANALYSIS OF OUR RESTRUCTURING

          UPDATE, AND AS KEN NOTED, I'M PLEASED TO CONFIRM TO YOU

          THAT THE RESTRUCTURING IS NOW COMPLETE.

          WE FINISHED ON TIME AND ON BUDGET.

          OUR SECOND QUARTER RESULTS REFLECT THE RESTRUCTURING

          EXPENSES ASSOCIATED WITH CONVERTING AND WINDING DOWN THE

          CARDS AND SERVICING MORTGAGES PLATFORM.

          [ PHONE RINGING ]

          EXCUSE ME.

          WE'LL TURN THAT OFF.

          IT INCLUDES THE RIGHT SIZING OF THE BACK OFFICE AND

          SUPPORT FUNCTIONS FOR THE NEW STREAMLINED COMPANY, AND

          IT HAS THE FINE TUNING FOR THE EXPENSE STRUCTURE IN A

          NUMBER OF OUR BUSINESS LINES.

          AND WE NOTED ON SLIDE THREE, HEAD COUNT BEING REDUCED BY

          1,900 PEOPLE IN THE SECOND QUARTER WAS PRIMARILY AS A

          RESULT OF A NUMBER OF ACTIVITIES THROUGHOUT THE COMPANY,

          BUT NOTABLY IN THE CONVERSION OF OUR CARD AND MORTGAGE SERVICING

          PLATFORMS.

          AS YOU CAN SEE, THE BOTTOM LINE OF RESTRUCTURING

          ACTIVITIES FOR THE QUARTER WAS 16 MILLION, WHICH IS

          ABOUT 1.5 CENTS.

          AS YOU ALL KNOW, THE RULES AROUND RESTRUCTURING CHARGES

          ARE EXTREMELY SPECIFIC AND REQUIRE A FAIR AMOUNT OF

          DISCLOSURE.

          AS SUCH, I SHOULD WALK THROUGH THEM A LITTLE BIT WITH

          YOU.

          OUR SECOND QUARTER ACTIVITIES REFLECT THE REVERSAL OF

          PREVIOUSLY ACCRUED CHARGES AND NEW CHARGES FOR ACTIONS

          TAKEN DURING THE SECOND QUARTER.

          THE REVERSAL OF 73 MILLION IN ACCRUED PREVIOUS EXPENSES REFLECT

          LOWER THAN ANTICIPATED COSTS REFLECTED TO SPECIFIC PIECES OF REAL

          ESTATE AND COSTS FOR SPECIFICALLY IDENTIFIED EMPLOYEES

          AND SPECIFIC VENDOR CONTRACTS WE IDENTIFIED IN JUNE OF

          LAST YEAR.

          THE 7 MILLION IN CHARGES REFLECTED IN THE SECOND QUARTER

          REFLECT SEVERANCE FOR PEOPLE WHO CANNOT BE SPECIFICALLY IDENTIFIED

          WHEN WE ANNOUNCED OUR PLAN LAST JUNE.

          IN THIS EXAMPLE, THE NET PERSONNEL EXPENSE OF 4 MILLION

          FOR THE SECOND QUARTER, ALTHOUGH, WE DO HAVE 4 MILLION

          IN NET PERSONNEL EXPENSES DURING SECOND QUARTER, IT SHOWS UP AS A

          DEBIT AND A

          CREDIT IN THE WAY WE HAVE TO ACCOUNT FOR IT.

          THIS SAME PATTERN IS TRUE FOR REAL ESTATE COSTS AND

          RENEGOTIATED OR CANCELLED CONTRACTS ALSO AS WE PAID

          PROFESSIONAL FEES TO BANKERS, CONSULTANTS AND (INAUDIBLE) FIRMS OF

          $12 MILLION.

          THESE FEES REFLECT COSTS OF SERVICES RELATED TO THE ENTIRE

          RESTRUCTURING AND NOT JUST FOR SECOND QUARTER

          ACTIVITIES.

          PAGE 15 IS AN OVERVIEW OF ASSET QUALITY.

          TOTAL NON-PERFORMING ASSETS CAME IN AT 1.577 BILLION.

          IT DECREASES 6% VERSUS THE FIRST QUARTER, WHICH WAS

          1681.

          AS A PERCENTAGE OF LOANS, THAT'S 1.23%.

          THE ALLOWANCE IS 1.760 BILLION.

          THAT'S UP $1 MILLION FROM THE FIRST QUARTER.

          I WOULD ALSO POINT OUT THE CHARGE-OFFS AT 52 BASIS

          POINTS VERSUS 53 DURING THE FIRST QUARTER.

          LAST THING I WOULD MENTION BEFORE WE GO ON WOULD BE THAT

          OUR DELINQUENCIES PAST DUE WERE 213 MILLION VERSUS 220

          AT MARCH 31 AND CONSUMER DELINQUENCIES WERE 187

          MILLION, SO NOT A BIG NUMBER.

          16 IS A RECONCILIATION OF NON-PERFORMING ASSETS.

          YOU CAN SEE THAT THE BALANCE AT THE END OF THE PERIOD ON

          THE BOTTOM WAS 1.327 BILLION, A DECREASE FROM THE FIRST

          QUARTER.

          YOU CAN SEE THAT WE HAD TRANSFERS OF ASSETS HELD FOR

          SALE.

          THOSE ARE CONSUMER NPLS OF $123 MILLION, AND WE EXPECT

          THE SALE TO CLOSE ON THOSE ASSETS IN THE THIRD QUARTER.

          BUT ALSO NOTE UP ABOVE THE OTHER SIGNIFICANT NUMBER

          WOULD BE THE NON-ACCRUAL LOAN FOR ADVANCES FOR ACTIVITY

          OVER 5 MILLION OR FOR LOANS FOR OVER 5 MILLION WAS AN

          INCREASE VERSUS THE FIRST QUARTER.

          THERE WOULD BE 17 CREDITS OVER 5 MILLION IN THAT 314

          MILLION DOLLARS, AND THE AVERAGE SIZE WAS ABOUT $17

          MILLION OF THOSE CREDITS.

          PAGE 17 IS LOANS HELD FOR SALE, AND LET'S GO DIRECTLY TO

          THE 2000 STRATEGIC REPOSITIONING.

          WE CAME IN AT $317 MILLION ONLY VERSUS $689 MILLION IN

          THE FIRST QUARTER.

          THERE'S A SALE OF $153 MILLION OF LOANS EXPECTED TO

          CLOSE EARLY IN THE THIRD QUARTER, WHICH WILL BRING DOWN

          THE 317 MILLION TO ABOUT HALF OF WHAT IT IS TODAY, AND

          YOU CAN ALSO SEE IF YOU GO ABOVE, YOU CAN SEE WE

          ACTUALLY SOLD ABOUT $190 MILLION WORTH OF LOANS, SO WE

          NOW CONSIDER THE STRATEGICAL REPOSITIONING TO BE

          COMPLETE BECAUSE THE BALANCE IS SO SMALL, AND WE'LL WRAP

          IT INTO OTHER ACTIVITIES GOING FORWARD.

          IN TERMS OF SUMMARY AND OUTLOOK ON PAGE 18, FIRSTLY, THE

          SECOND QUARTER CLEARLY HAD MOMENTUM.

          I THINK IT'S EVIDENT IN ALL OF OUR BUSINESSES, STRONG

          REVENUE GROWTH AND EXPENSE CONTROL EVIDENT, REVENUE IN

          ALL CORE BUSINESSES IS UP, AND PARTICULARLY IN A TOUGH AND

          TURBULENT MARKET.

          GENERAL BANK HAS DEFINITELY TURNED THE CORNER.

          WE REDUCED OUR NPAs BY 6% WITH PRO-ACTIVE PORTFOLIO

          MANAGEMENT.

          WE ADDED $30 MILLION TO THE ALLOWANCE IN EXCESS CHARGE OFFS IN

          PROVISIONS FOR LOANS AND WE GREW OUR TIER ONE CAPITAL RATIO 22 BASIS

          POINTS.

          IN TERMS OF OUTLOOK FOR THE REST OF THE YEAR, OUR GOAL

          IS TO KEEP NPAs AND COVERAGE RATIOS CONSISTENT WITH

          SECOND QUARTER LEVELS, AND WE'LL BE DOING THAT WITH

          CONTINUED PRO-ACTIVE MANAGEMENT OF OUR CREDIT PORTFOLIOS.

          WE'LL BE DOING THINGS LIKE LOAN SALES AND FUTURE

          QUARTERS, I WOULD EXPECT.

          WE ALSO SHOULD REVISE OUR GUIDANCE FOR THE FULL YEAR.

          CHARGEOFFS, AS YOU KNOW, WE'VE BEEN AT 60-80 BASIS

          POINTS FOR SOME QUARTERS, AND WE'RE GOING TO HAVE TO

          REVISE THAT DOWNWARD, AND WE WOULD PROVIDE GUIDANCE NOW

          TO 55 TO 65 BASIS POINT RANGE.

          WE WILL CONTINUE TO BUILD OUR CAPITAL RATIOS, AND WE DO

          PLAN TO SETTLE ABOUT $500 MILLION IN EQUITY FORWARD IN THE

          FOURTH QUARTER AS PREVIOUSLY DISCLOSED SOME QUARTERS AGO.

          WE VIEW THE CORE OPERATING EARNINGS OF 66 CENTS TO BE

          EXACTLY THAT, NEW CORE EARNINGS FOR THE COMPANY AND

          PROVIDES A NEW FOUNDATION FOR OUR CONTINUED GROWTH OF

          FIRST UNION.

          MY CAVEAT TO THAT WOULD BE, -- AND I'M SURE YOU WOULD ASK

          THE QUESTION, WOULD BE THAT WOULD HAVE TO, OF COURSE,

          ASSUME THAT WE DON'T HAVE A RECESSION LATER IN THE YEAR,

          AND ALSO ASSUMES WE DON'T HAVE MORE TURBULENCE IN OUR

          EQUITY MARKETS.

          WE STILL SEE -- WE'RE THINKING BACK TO OUR GUIDANCE TO

          YOU IN THE FOURTH QUARTER LAST YEAR, AS WELL AS THE

          FIRST QUARTER.

          WE STILL THINK OF OUR EARNINGS GROWTH TO BE GOOD THIS

          YEAR.

          WE HAD INDICATED TO YOU OVER THE LAST SEVERAL QUARTERS

          OUR MEDIUM TERM TARGET IS 10% PLUS GROWTH IN NET

          INCOME.

          WE CONTINUE TO EXPECT THAT OUR GROWTH THIS YEAR WOULD BE

          A LITTLE LOWER THAN 10%.

          THAT STILL WOULD BE GOOD GROWTH THIS YEAR, AND WHEN WE

          THINK OF THE 10% AS BEING A LITTLE BIT LOWER, WE WOULD

          CONSIDER THAT TO BE OFF OUR BASE PREVIOUSLY DISCLOSED OF

          CORE EARNINGS IN YEAR 2000 OF $2.43 PER SHARE.

          THE WACHOVIA MERGER INTEGRATION PLANNING IS PROCEEDING

          ON SCHEDULE, AND I HOPE WE HAVE QUESTIONS ON

          THAT, AND PENDING APPROVAL SO THE WACHOVIA MERGER IS

          EXPECTED TO BE CLOSE TO COMPLETION IN THIRD QUARTER.

          LIKELY SEPTEMBER 1st, AND THOSE ARE ALL THE COMMENTS WE

          HAD.

          I WOULD SAY THE TEAM IS VERY PLEASED WITH THE RESULTS OF

          THE QUARTER.

          >> Ken: OKAY.  THIS IS KEN AGAIN.

          I WANT TO THANK BOB FOR GOING THROUGH THOSE NUMBERS, AND

          AT THIS POINT, WE'RE READY TO GET INTO THE QUESTIONS AND

          ANSWERS, OPERATOR.

          >> Operator:  THANK YOU.

          AT THIS TIME, WE WILL BEGIN THE QUESTION AND ANSWER

          SESSION.

          IF YOU HAVE A QUESTION, PRESS STAR ONE ON YOUR TOUCH

          TONE PHONE.

          TO ASK THE QUESTION, LIFT YOUR HAND SET.

          PRESS STAR TWO TO CANCEL YOUR QUESTION.

          ONCE AGAIN, THAT'S STAR ONE TO ASK A QUESTION, AND STAR

          TWO TO CANCEL.

          ONE MOMENT WHILE THE QUESTIONS REGISTER.

          OUR FIRST QUESTION COMES FROM RON MANDLE.

          >>Caller: RON MANDLE FROM BERNSTEIN.

          >> Ken: GOOD MORNING, RON.

          >>Caller: I HAVE A COUPLE OF QUESTIONS PRIMARILY RELATED

          TO CREDIT QUALITY, AND YOU KNOW, I GUESS ONE THING WAS

          THE -- AS YOU POINTED OUT, THE RATE OF INFLOW INTO

          NON-PERFORMERS WAS A LITTLE HIGHER IN THE QUARTER THAN

          IT HAD BEEN IN THE FIRST QUARTER AT 314 MILLION, SO I'M

          WONDERING WHAT WAS IN THERE?

          HOW DO YOU SEE THAT TRACKING?

          YOU KNOW, HOW WILL YOU BE ABLE TO KEEP NPAs FLAT TO DOWN

          WITH POSSIBLY THAT KIND OF INFLOW?

          >> Ken: THANK YOU, RON.

          I'M GOING TO ASK ROB NIMMO TO SPEAK TO THAT.

          >> Rob:  RON, IT'S ROB.

          ON THE INFLOW, AS BOB MENTIONED, THE 314 MILLION INFLOW IS FOR 5

          MILLION PLUS NAMES AND YOU'RE RIGHT.

          THAT DOES REPRESENT A RATE OF INCREASE

          WHICH HAS BEEN MORE THAN WHAT WE'VE HAD IN THE PREVIOUS

          QUARTERS.

          THERE WERE FOUR NAMES IN THAT GROUP OF 17 LOANS THAT

          CAME IN, WHICH REPRESENTED ABOUT 50% OF THE INFLOW, SO

          LIKE MOST COMMERCIAL PORTFOLIOS, THERE IS SOME LUMPINESS

          IN OUR PORTFOLIO.

          THE AVERAGE SIZE OF THOSE FOUR LOANS WAS $36 MILLION, SO

          THAT WAS REALLY THE REASON FOR THE BUMP UP.

          IN THE BELOW $5 MILLION CATEGORY, PERFORMANCE ON INFLOW,

          AS YOU CAN SEE WITH THAT NETTED NUMBER OF $100 MILLION,

          THAT WAS ACTUALLY A LOT BETTER.

          WE HAD MORE PAYMENTS THAN INFLOWS, AND WE ALSO HAD SOME

          CHARGE-OFFS WHICH REDUCED BALANCES IN THAT.

          THERE'S A COMBINATION EFFECT THERE WHERE THE LARGER

          LOANS DID, IN FACT, SHOW MORE INCREASES THAN THE SMALL

          LOANS HAD BETTER PERFORMANCE WITH, AND THAT ALLOWED US

          TO SHOW ON NET A DECREASE IN NONPERFORMERS.

          >>Caller: ALSO RELATED TO THE CREDIT PICTURE, THE

          MID-POINT OF YOUR NEW RANGE IS 60 BASIS POINTS, AND THE

          CHARGE-OFFS IN THE FIRST HALF WERE, YOU KNOW, 53 OR SO,

          SO TO GET TO THE MID-POINT, YOU WOULD HAVE TO BE UPPER

          60s IN THE SECOND HALF OF THE YEAR, WHICH WOULD BE, YOU

          KNOW, BE ABOUT A 25%, ALMOST A 25% INCREASE, YOU KNOW,

          OR MAYBE FROM ALMOST 160 MILLION UP TO 200 MILLION.

          IS THAT THE WAY WE SHOULD BE THINKING ABOUT THE OUTLOOK

          FOR CHARGE-OFFS IN THE SECOND HALF?

          >> Rob:  RON, OUR OUTLOOK AT THE MOMENT IS WE'RE CLEARLY

          IN A DIFFICULT ECONOMY AS BOB AND KEN INDICATED.

          WE DON'T THINK THERE WILL BE A RECESSION, BUT, CLEARLY, THERE ARE

          SECTORS IN THE ECONOMY IS VERY WEAK, AND CONSUMER CONFIDENCE AT THE

          MOMENT IS QUITE FRAGILE.

          SO WE DID 53 CENTS OF NET CHARGE-OFFS IN THE FIRST

          QUARTER.

          52 IN THIS MOST RECENT QUARTER.

          WE DON'T THINK THERE WILL BE BIG INCREASES, WHICH IS THE

          REASON WE OBVIOUSLY CHANGED A RANGE OF GUIDANCE FROM 55

          TO 65, BUT WE DON'T EXPECT THAT IT BE ANY MAJOR

          SURPRISES IN THE SECOND QUARTER SO, YOU KNOW, WE'RE

          BEING CONSERVATIVE WITH THAT RANGE.

          >>Caller: OKAY.

          ONE LAST QUESTION ON EPF GUIDANCE, YOU KNOW, WITH THE

          CONSENSUS OF 2.57, YOU KNOW, IF YOU JUST REPEATED WHAT

          YOU DID IN THE SECOND QUARTER, YOU KNOW, YOU'D BE AT 2.60

          FOR THE YEAR, AND IT SEEMS LIKE YOU COULD DO BETTER THAN

          THAT GIVEN THE FORWARD MOMENTUM THAT YOU HAVE.

          WOULD YOU LIKE TO COMMENT ON THE OUTLOOK OF EARNINGS PER

          SHARE FOR THE YEAR.

          >> Bob:  WE DO FEEL THAT 56 CENTS IS A FOUNDATION FOR

          US, AND WE FEEL COMFORTABLE WITH THAT, AND ALL OF OUR

          BUSINESSES ARE DOING WELL IN TOUGH MARKETS.

          AGAIN, WE DO REAFFIRM OUR EPS GROWTH MEDIUM TERM TARGET

          OF 10 TO 12%.

          66 WOULD BE, I WOULD SAY, OUR FLOOR ASSUMING THE MARKETS

          HOLD IN THE WAY THEY HAD IN THE SECOND QUARTER, AND,

          HOPEFULLY, WE CAN DO A LITTLE BETTER THAN THAT, BUT

          STILL LESS THAN 10% GROWTH OFF THE 2.43.

          >>Caller: THANKS.

          >> Ken: RON, THIS IS KEN.

          I JUST WOULD SAY THAT WE DO FEEL VERY CONFIDENT, BUT I'M

          THINKING -- I THINK IT'S PREMATURE WHEN YOU LOOK AT THE

          MARKETS RIGHT NOW TO GET TOO JAZZED UP ABOUT THE

          POTENTIAL FOR LARGE GROWTH BECAUSE BOTH OUR CAPITAL

          MANAGEMENT GROUP AND OUR CAPITAL MARKETS GROUP WILL BE

          SUBJECT TO WHATEVER HAPPENS IN THE EQUITY MARKETS, AND

          IF YOU CAN TELL ME WHATEVER WILL HAPPEN THERE, I CAN BE

          A LOT MORE CONFIDENT TELLING YOU WHAT WILL HAPPEN GOING

          FORWARD.

          >>Caller: I'LL PASS ON THAT OFFER, AND THANKS VERY MUCH.

          >> Bob:  IT'S A GOOD POINT, RON, AND ONE OF THE THINGS

          I'M LOOKING FORWARD TO SEEING OVER THE NEXT COUPLE OF

          WEEKS IS HOW THE OTHER ASSET MANAGERS REPORT AND THE

          RETAIL BROKERAGES REPORT BECAUSE I THINK CAPITAL

          MANAGEMENT HAD A GREAT QUARTER IN TOUGH MARKETS, AND I'M

          LOOKING FORWARD TO PUTTING THOSE NUMBERS TOGETHER.

          >>Caller: OKAY, THANKS.

          >> Operator:  THE NEXT QUESTION COMES FROM JOHN COFFEY

          FROM CITIGROUP.

          >>Caller: YOU MENTIONED A COUPLE OF TIMES THAT YOU

          OVERPROVIDED BY $30 MILLION, YET THE RESERVE REMAINS

          STABLE.

          CAN YOU EXPLAIN THE REASONING BEHIND THAT?

          >> ROB:  THE WAY WE EXPLAIN THAT, JOHN, IS ESSENTIALLY

          WHEN WE TRANSFER LOANS INTO ASSETS HELD FOR SALE, OR

          WHEN WE ACTUALLY SELL LOANS OUT OF THE LOAN PORTFOLIO,

          THERE IS BOTH A MARK THAT TAKES PLACE, WHICH RUNS

          THROUGH THE LOAN LOSS PROVISION EXPENSE, AND THEN WHEN

          YOU MOVE A LOAN EITHER FINALLY BY SALE OR INTO ASSETS

          HELD FOR SALE, YOU ALSO HAVE TO NET OFF THE RESERVE THAT

          YOU CARRY AGAINST THAT LOAN, SO THAT YOUR ACTUAL

          ALLOWANCE REDUCES, AS WELL.

          WHAT REALLY HAPPENED IN THIS QUARTER IS THAT ON A NET

          BASIS, THE PROVISION INCREASED $1 MILLION FOR $1759 TO

          $1760.

          IN THE PROCESS OF SELLING LOANS AND MOVING LOANS TO

          ASSET HELD FOR SALE THAT COST US, IF YOU WILL IN THE

          PROVISION AND WITH MARKS $65 MILLION, AND WE REPLACED

          THAT WITH $66 MILLION.

          SO THE DIFFERENCE BETWEEN OUR NET CHARGE-OFFS OF 157,

          AND WHAT WE ACTUALLY BOOKED AS THE TOTAL LOAN LOSS

          PROVISION EXPENSE IS $66 MILLION, SO IT'S THE 66 THAT

          WE'RE PUTTING BACK INTO THE PROVISION AND RUNNING

          THROUGH THE PROVISION.

          >>Caller: OKAY.  LET ME MAKE SURE I UNDERSTAND THAT.

          SO THERE IS A RESERVE THAT'S ATTACHED TO THE HELD FOR

          SALE NOW?

          THAT MIGHT BE THE $30 MILLION DIFFERENCE?

          >> Rob:  THERE ARE NO RESERVES FORASSETS IN THE HELD FOR SALE ASSET

          CATEGORY BECAUSE THESE ARE ALL MARKED TO MARKET.

          WE MARK THEM OBVIOUSLY ON A MONTHLY BASIS DEPENDING ON

          FLUCTUATIONS IN VALUE.

          >>Caller: OKAY.  THANK YOU.

          >> Operator:  OUR NEXT QUESTION COMES FROM MARNI O'DOHERTY OF

          KBW.

          >>Caller: GOOD MORNING.

          A COUPLE OF QUICK QUESTIONS.

          MY FIRST ONE, THE COMMENT IS THE RELEASE SHARE CONTRACTS

          INCREASED BY 5.9 MILLION.  WHAT DOES THAT MEAN?

          >> Tom:  THIS IS TOM WURTZ.

          IT MEANS THAT DURING THE QUARTER, WE ENTERED INTO FORWARD

          REPURCHASE CONTRACTS, AND UNDER THOSE CONTRACTS, WE

          PURCHASED THROUGH A COUNTERPARTY 5.9 MILLION SHARES.

          >>Caller: OKAY.

          IT SAID IT DIDN'T IMPACT THE SHARE COUNT.

          IT'S WHERE YOUR AGENT IS REPURCHASING THOSE SHARES, AND

          YOU WILL SETTLE UP AT A LATER DATE?

          >> Tom:  THAT'S CORRECT.

          >>Caller: IS THE AGENT SUBJECT TO BE OUT OF THE MARKET

          DURING THE SOLICITATION PROCESS AS YOU ARE, AS WELL?

          >> Tom:  ABSOLUTELY.

          >>Caller: MORE CLARIFICATION OF THE AGENCY FEES.

          WHAT COMPONENT OF THAT INCREASE WAS DUE TO LOAN SYNDICATION VERSUS

          M&A,

          WHICH MIGHT BE MORE CHUNKY IN NATURE?

          IT WAS SUCH A HUGE INCREASE VERSUS WHAT I WAS EXPECTING?

          >> Barnes:  THIS IS BARNES HAUPTFUHRER, AND I WILL TAKE THAT.

          WE WERE ACROSS THE BOARD IN ALL OF OUR INVESTMENT

          BANKING PRODUCTS.

          LOAN SYNDICATIONS FOR US WERE UP OVER 20% THIS QUARTER.

          M&A WOULD HAVE BEEN UP CLOSER TO 10% IN THE QUARTER.

          YOU'RE RIGHT.

          M&A TENDS TO BE A LITTLE BIT MORE CHUNKY THAN LOAN

          SYNDICATIONS, BUT WE WERE VERY PLEASED WITH THE RESULTS.

          >>Caller: I'M SORRY.

          THE LOAN SYNDICATIONS WERE UP HOW MUCH?

          >> Barnes: OVER 20%, Q2 VERSUS PRIOR YEAR.

          ON A QUARTER-TO-QUARTER, LINKED QUARTER BASIS, LOAN

          SYNDICATION IS UP OVER 100%, AND THAT JUST REFLECTED

          SOME STRONG DEAL ACTIVITY THAT WE HAD IN THE SECOND

          QUARTER COMING OFF OF A LIGHT FIRST QUARTER.

          >>Caller: OKAY.

          MY THIRD QUESTION IS, IS THERE ANY UPDATE THAT YOU CAN

          SHARE ON THE SHARED NATIONAL CREDIT EXAM?

          ANY UPGRADES OR DOWNGRADES THAT YOU HAVE SEEN SO FAR?

          >> Rob:  THIS IS ROB NIMMO AGAIN.

          AND THE ANSWER TO THE QUESTION IS THAT, AS YOU KNOW, THE

          EXAMINERS HAVE NOW FINISHED OR, AS YOU MAY KNOW, THE

          EXAMINERS HAVE FINISHED WITH EACH BANK WHO SERVES AS AN

          AGENT IN THE PROCESS.

          THEY HAVE FINISHED WITH US, AND THIS YEAR, AS WE HAD

          LAST YEAR, THE RESULTS OF THE EXAM WERE ONES THAT WE

          WERE PLEASED WITH, THAT WERE VERY MINIMAL MOVEMENTS.

          A COUPLE OF DOWNGRADES, A COUPLE OF UPGRADES.

          I CHARACTERIZE IT AS A SATISFACTORY EXAM.

          >> Operator:  OUR NEXT QUESTION COMES FROM GEORGE BICHER

          OF DEUTSCHE BANK.

          >>Caller: GOOD MORNING.

          REGARDING THE GENERAL BANK, I WAS WONDERING IF I COULD

          GET A LITTLE MORE COLOR ON THE TOP-LINE PERFORMANCE IN

          THE GENERAL BANK.

          HOW MUCH OF THAT IS COMING FROM THE -- SOME OF THE

          SUCCESS YOU'VE HAD IN CUSTOMER SERVICE?

          HOW MUCH IS COMING FROM AN ECONOMY THAT IS STILL

          GROWING?

          COULD YOU TALK A LITTLE BIT ABOUT CURRENT ECONOMIC

          ACTIVITY, AND WHAT THAT MEANS FOR THE GENERAL BANK AND

          INTO THE NEXT COUPLE OF QUARTERS?

          >> Ben:  THIS IS BEN JENKINS.

          I WILL RAMBLE, AND IF I MISS SOMETHING AND YOU WANT SPECIFICS

          SPECIFICS, COME BACK TO ME.

          I THINK BOB COVERED IT.

          IT'S IN YOUR NOTE.

          REVENUE FOR THE GENERAL BANK WAS UP 6% ON A LINKED

          QUARTER BASIS.

          LIKE OTHER BANKS THAT HAVE REPORTED THUS FAR, MORTGAGE

          ORIGINATIONS WERE STRONG IN OUR FRANCHISE.

          THEY WERE UP 35 TO 40%.

          THAT WOULD BE ABOUT A THIRD OF THE 6% REVENUE GROWTH.

          SO A THIRD OF IT CAME FROM THAT.

          WE'VE HAD GOOD LOAN GROWTH YEAR TO YEAR AND LINKED

          QUARTER ESPECIALLY STRONG IN THE RETAIL SIDE.

          WE'RE UP 3% ON A LINKED QUARTER BASIS.

          CORE DEPOSITS WERE UP 1%, BUT IF YOU LOOK AT LOW COST

          CORE, IT WAS UP 4%.

          SO SPREAD INCOME WAS UP IN OUR PART OF THE COMPANY

          NICELY IN THE SECOND QUARTER THAT WOULD REPRESENT

          PROBABLY ANOTHER 25% OF THE REVENUE GAIN.

          SERVICE CHARGES WERE UP NICELY.

          WE HAVE NOT INCREASED SERVICE CHARGES DRAMATICALLY GOING

          INTO THIS YEAR.

          WE HAD SOME MINOR INCREASES ON THE WHOLESALE SIDE, BUT

          NONE ON THE RETAIL SIDE.

          WE HAVE, THOUGH, IMPLEMENTED A PROGRAM AROUND REVENUE

          ENHANCEMENT TO DO A BETTER JOB ON COLLECTION OF FEES ON

          WAIVERS OF FEES, AND WE THINK THAT'S WORTH PROBABLY A

          $50 MILLION NUMBER OVER A YEAR'S PERIOD OF TIME, AND WE

          REALLY JUST BEGAN IMPLEMENTING THAT IN THE SECOND

          QUARTER, AND WE CONTINUE TO FEEL GOOD ABOUT THE BALANCE

          SHEET BOTH ON THE LOAN SIDE AND THE DEPOSIT SIDE.

          RETAIL CREDIT QUALITY IS VERY GOOD.

          LOAN QUALITY WAS SOMEWHAT BETTER IN THE SECOND QUARTER

          BETTER THAN THE FIRST MEASURED BY FICO SCORES.

          PRICING EXCEPTIONS WERE LESS, AND WE THINK THAT BUSINESS

          WILL CONTINUE STRONG.

          IF YOU LOOK AT THE LOAN SIDE, SMALL BUSINESS WAS STRONG.

          THAT WILL CONTINUE.

          RETAIL LOANS WERE STRONG.

          WE'RE SEEING SOME SOFTNESS IN THE MID-SIZED COMMERCIAL

          MARKET, AND WE'RE SEEING SOME MARKETS WEAKER ON A

          YEAR-TO-YEAR BASIS ON THE COMMERCIAL REAL ESTATE SIDE,

          BUT GENERALLY, WE FEEL VERY, VERY GOOD ABOUT OUR CORE

          BUSINESSES.

          THE STRATEGIES THAT WE ARE IMPLEMENTING THERE ARE

          STRATEGIES THAT WE'VE BEEN WORKING ON NOT JUST FOR ONE

          QUARTER, BUT FOR TWO YEARS.

          WE ARE DOING THAT VERY CONSISTENTLY, BUT WE THINK THE

          REAL PAYOFF IS THE CONSISTENCY OF APPLYING THE SAME

          STRATEGIES QUARTER AFTER QUARTER.

          >>Caller: ARE YOU SEEING THE SLOWDOWN OF THE ECONOMIC

          ACTIVITY IN YOUR REGION, PARTICULARLY THE SOUTHEAST?

          >> Ben:  WE'RE SEEING SOME SLOWDOWN IN REAL ESTATE

          MARKETS.

          I WOULD POINT TO NORTHERN VIRGINIA.

          I WOULD POINT TO EVEN CHARLOTTE, THE RALEIGH-DURHAM

          TRIANGLE.

          I WOULD POINT TO ATLANTA.

          THEY'RE MARKETS THAT HAVE SLOWED DOWN REAL ESTATE WISE.

          FRANKLY, THE NORTHEAST IS STILL GOOD, AND FOR THE MOST

          PART, FLORIDA IS STILL GOOD.

          >>Caller: THANK YOU.

          >> Ken: GEORGE, THIS IS KEN THOMPSON.

          I WANT TO EMPHASIZE THAT WE'VE BEEN SAYING FOR SOME TIME

          NOW THAT WE FEEL THAT OUR GENERAL BANK HAS GAINED

          TRACTION AND IS REALLY MAKING PROGRESS, WE STARTED TWO

          YEARS AGO RUNNING GENERAL BANKING AS A LINE OF BUSINESS.

          PRIOR TO THAT, IT WAS RUN GEOGRAPHICALLY.

          AND I THINK WHAT YOU'RE SEEING HERE IS THE EMPHASIS THAT

          WE HAVE HAD ON USING CUSTOMER DATA TO HELP OUR MARKETING

          EFFORT, AND THE EMPHASIS THAT WE'VE HAD ON QUALITY

          SERVICE.

          SO WHAT WE'RE SEEING IS BETTER CUSTOMER RETENTION, NINE

          QUARTERS IN A ROW OF BETTER CUSTOMER SERVICE, AND VERY

          TARGETED MARKETING, WHICH IS RESULTING IN GROWTH AND

          DEPOSITS, AND GROWTH IN INVESTMENT SALES THROUGH OUR

          GENERAL BANK, SO WE FEEL CERTAIN THAT WE'RE GAINING

          MARKET SHARE, AND THAT YOU'RE SEEING THE RESULTS IN

          THESE NUMBERS.

          >> Operator:  OUR NEXT QUESTIONS COMES FROM MIKE MAYO OF

          PRUDENTIAL.

          >>Caller: GOOD MORNING.

          FIRST QUESTION IS, FTEs WERE DOWN, BUT EXPENSES WERE UP.

          YOU SAID THERE WERE SOME SET OF PAYMENTS.

          CAN YOU TALK ABOUT WHAT GOING ON THERE?

          WE WOULD HAVE EXPECTED EXPENSES, ESPECIALLY SALARIES AND

          BENEFITS TO BE DOWN WITH THAT SORT OF FTE REDUCTION?

          >> Ken: WELL, I CAN TELL YOU THAT WITHIN THE CAPITAL

          MARKETS AREA, CORPORATE AND INVESTMENT BANKING AREA, WE

          DID HAVE ONE PAYMENT, WHICH WAS RELATED TO AN

          ACQUISITION, SO THAT WOULD HAVE INCREASED SOME, AND

          BEYOND THAT, OUR AGENCY BUSINESSES WERE UP, AND YOU CAN

          SEE THE CAPITAL MANAGEMENT HAD STRONG COMMISSION INCOME,

          AND THAT RESULTS IN VARIABLE EXPENSE GOING UP.

          >> Bob:  I DON'T THINK, MIKE -- IT'S BOB AGAIN.

          I DON'T THINK YOU SHOULD EXPECT TO SEE THAT SORT OF

          GROWTH IN THE THIRD QUARTER.

          >>Caller: YOU SAID A PAYMENT RELATED TO AN ACQUISITION.

          HOW MUCH THAT WAS?

          >> Bob:  WASN'T VERY BIG.

          >> Ken: 25 TO 30 MILLION.

          >>Caller: SHOULD WE CONSIDER THAT A ONE-TIME EXPENSE

          THEN, OR NON-RECURRING?

          >> Bob:  YOU WON'T SEE IT AGAIN.

          >>Caller: ALL RIGHT.

          SO 25 MILLION PAYMENT RELATED ACQUISITION WAS ONE TIME.

          >> Bob:  RIGHT.

          >>Caller: OKAY.

          THEN SEPARATELY, I'M TRYING TO GET THE CORE GROWTH RATE

          FOR LOANS.

          THE MARGIN AND NET INTEREST INCOME.

          BEFORE THE IMPACT OF ANY LOAN SALES, LOANS TRANSFERRED,

          SECURITIZATIONS OR ANYTHING ELSE, SO IF YOU DIDN'T HAVE

          ANY OF THAT STUFF, BY THE WAY, WHAT DID YOU HAVE THIS

          QUARTER IN TERMS OF LOAN SALES AND DIVESTITURES?

          IF YOU DIDN'T HAVE ANY OF THAT, WHAT WAS THE LINKED

          QUARTER LOAN GROWTH AND CHANGE OF THE MARGIN AND NET

          INTEREST INCOME?

          >> RIGHT.

          LET ME START WITH IF YOU EXCLUDE DIVESTITURES AND

          SECURITIZATIONS, CONSUMER LOAN GROWTH WAS 2%.

          SMALL BUSINESS WAS 5%.

          THE CORPORATE LOAN GROWTH WAS ACTUALLY SLIGHTLY NEGATIVE

          MAINLY BECAUSE OF MANAGEMENT ACTION TO REDUCE LOW RAROC

          LOANS.

          THAT'S THE FIRST THING.

          MARGINS -- I DON'T KNOW IF YOU WANTED TO SPEAK TO THAT,

          TOM?

          >> Tom:  MIKE, WE'LL HAVE TO GET BACK TO YOU ON THAT

          EXACTLY.

          BUT THE PRIMARY FACTOR AFFECTING THE MARGIN WOULD HAVE

          BEEN THE SECURITIZATION AND SALE OF THE MONEY STORE

          PRODUCT, THE SECURITIZATION OF THAT PRODUCT OCCURRED

          RIGHT AT THE END OF THE FIRST QUARTER, AND IT WAS

          SOMEWHERE AROUND $3.8 BILLION OF ASSETS WHICH WOULD HAVE

          HAD YIELDS SOMEWHERE IN THE NEIGHBORHOOD OF 11%, SO YOU

          CAN SEE THAT COMPARED TO OUR EXISTING MARGIN OF 3.5%,

          11% ASSETS WOULD HAVE 7% MARGINS WOULD HAVE A

          SIGNIFICANT IMPACT WHEN YOU PULL THOSE OUT, AND THAT WAS

          OFFSET BY IMPROVEMENT IN THE REST OF THE COMPANY.

          THE OTHER LOAN SALES OR SECURITIZATION OF THE PRIME

          EQUITY LINES WOULDN'T HAVE MEANINGFULLY AFFECTED THE MARGIN.

          >> MIKE, THE OTHER THING I WOULD MENTION ON EXPENSES IS

          THAT ABOUT PROBABLY 10 OR 11 MILLION OF THE INCREASE IN

          SALARIES RELATED TO MORTGAGE PRODUCTION AND COMMISSIONS.

          >>Caller: SO THAT SEEMS LIKE YOUR CORE MARGIN WENT UP

          QUITE A BIT THIS QUARTER.

          ANY ADDITIONAL COLOR YOU CAN PROVIDE THERE?

          >> AS BEN MENTIONED, WE HAD REAL STRONG GROWTH IN LOW

          COST CORE DEPOSITS.

          YOU SAW THE RUNOFF OF HIGHER COST CDs THAT WERE A RESULT

          OF PROMOTIONS DONE ONE AND TWO YEARS AGO.

          YOU SAW REAL STRONG GROWTH IN CONSUMER LENDING AND SMALL

          BUSINESS BANKING, AND WE HAVE SEEN A GREATER SENSE OF

          DISCIPLINE ON THE CORPORATE SIDE, AS WELL, AND TO SOME

          EXTENT, SPREADS HAVE WIDENED IN SOME CORPORATE SECTORS.

          OVERALL, THINGS ARE HEADING IN THE RIGHT DIRECTION.

          >>Caller: FINALLY, I WANT TO BE CLEAR IN HOW MUCH YOU

          HAD IN LOAN SALES.

          PAGE 9 HAD THE SUPPLEMENTS YOU TALKED ABOUT.

          $223 MILLION IN LOANS.

          WOULD THAT BE ALL OF IT, OR IS THERE MORE?

          >> WHAT PAGE IS THAT AGAIN?

          >>Caller: PAGE 9 OF THE SUPPLEMENT.

          >> RIGHT.

          >> Rob:  I CAN GIVE YOU THE NUMBERS, MIKE, ON LOAN

          SALES, IF YOU WOULD LIKE.

          THIS IS ROB NIMMO.

          WE ACTUALLY SOLD $189 MILLION WORTH OF LOANS IN THE

          QUARTER OF WHICH 67 WERE NOT ACCRUING AND 122 WERE

          ACCRUING.

          AND THAT'S JUST LOAN SALES.

          THERE WERE FUNDS MOVED INTO OR LOANS MOVED INTO HELD FOR

          SALE, AND THAT WAS ANOTHER $115 MILLION, BUT THEY WERE

          NOT SOLD.

          THEY WERE JUST MOVED IN.

          >>Caller: I WANT TO SQUARE THAT UP WITH WHAT'S ON PAGE

          9.

          IT SAYS ON THE BOTTOM OF PAGE 9, DURING THE QUARTER, THE

          COMPANY SOLD 54 MILLION OF COMMERCIAL AND 13 MILLION OF

          CONSUMER NON-PERFORMING LOANS.

          >> Rob:  RIGHT, THAT'S THE 67.

          >>Caller: GOTCHA.  I UNDERSTAND.

          THE REST OF THAT IS HELD FOR SALE.

          >> YEAH.

          >>Caller: THANK YOU.

          THAT WAS IT FOR ALL LOAN SALES, THERE WERE NO OTHER

          LOANS SOLD IN THE PERFORMING CATEGORY IN QUARTER?

          >> THE ONLY OTHER THING THAT WOULD TECHNICALLY QUALIFY FOR LOAN

          SALES WOULD BE THE SECURITIZATION OF $800 MILLION OF THE PRIME

          EQUITY LINE

          SALES, AND THE SUBSEQUENT SALES OF THOSE SECURITIES.

          DEPENDING ON HOW YOU WANT TO THINK ABOUT THAT.

          >>Caller: THANK YOU.

          >> Operator:  OUR NEXT QUESTION COMES FROM KATE BLECHER

          FROM SANDER O'NEILL.

          >>Caller: YES, I WANT TO KNOW IF YOU CAN GIVE AN OUTLOOK

          ON CREDIT QUALITY BECAUSE YOU MENTION THAT SOME OF THE

          SMALLER COMMERCIAL WAS LOOKING BETTER.

          IF YOU COULD JUST KIND OF TOUCH ON HOW YOU SEE THE LARGE

          CORPORATE AND THE CONSUMER MARKETS.

          >> Rob:  THIS IS ROB NIMMO AGAIN.

          ON THE LARGE CORPORATES, OUR BASIC THINKING ABOUT THIS IS WE

          EXPECT OUR LARGE CORPORATE PORTFOLIOS TO PERFORM VERY

          MUCH IN LINE WITH THE LARGE CORPORATE PORTFOLIOS OF

          OTHER SIGNIFICANT LENDERS, AND WE THINK THAT THERE WILL

          BE SOME PRESSURE IN THAT RESPECT.

          THE EXPERIENCE THAT WE'VE HAD IN THIS LAST QUARTER, AND

          IN FACT, ALSO IN THE FIRST QUARTER HAD NO REAL THEMES TO

          IT.

          YOU KNOW, THERE HAVE BEEN NON-PERFORMING ASSETS AND

          CHARGE-OFFS, WHICH COME PRETTY MUCH FROM ALL PARTS OF

          THE PORTFOLIOS, SO THERE'S NO PARTICULAR THEME, I THINK,

          IN THAT RESPECT.

          BUT OUR OUTLOOK IS FOR PRESSURE BECAUSE THE ECONOMY IS

          FAIRLY WEAK.

          IN THE SMALLER LOAN CATEGORY, THE LESS THAN $5 MILLION,

          THE -- WE'RE JUST SEEING FEWER PROBLEMS ARISING, AND SO

          OUR PAYMENTS ACTUALLY HAD EXCEEDED INFLOWS OF PROBLEMS.

          AGAIN, I THINK IF WEAKNESS PERSISTS IN THE ECONOMY,

          THESE PORTFOLIOS ARE GOING TO WEAKENS ALSO JUST A LITTLE

          BIT.

          ON THE CONSUMER SIDES, I THINK BEN MENTIONED THIS, OUR

          DELINQUENCY EXPERIENCED PRETTY MUCH ACROSS THE BOARD IS

          FLAT TO IMPROVING.

          SO WE AREN'T SEEING PRESSURE THERE AT THE MOMENT, AND WE

          WOULDN'T EXPECT TO SEE A GREAT DEAL THEN THROUGH THE END

          OF THE YEAR.

          >>Caller: THANK YOU.

          IF I COULD FOLLOW UP WITH A SEPARATE QUESTION.

          THE VENTURE CAPITAL PORTFOLIO, YOU'VE HAD SOME OF YOUR PEERS

          THAT HAD SOME PRETTY LARGE WRITEDOWNS, AND BOB, YOU

          MENTIONED THIS QUARTER YOU TOOK IT TO WHAT YOU CONSIDER

          KIND OF CONSERVATIVE ACCOUNTING METHODS.

          COULD YOU JUST SORT OF WALK THROUGH HOW YOU ACCOUNT FOR

          THE PRIVATE AND THE PUBLIC, AND IF, INDEED, YOU KNOW, WE

          CAN FEEL COMFORTABLE AT THESE LEVELS?

          >> Barnes:  I WILL GO AHEAD AND TAKE THAT, KATE.

          THIS IS BARNES.

          AS YOU KNOW, OUR VENTURE CAPITAL PORTFOLIO IS ON A

          MARK-TO-MARKET BASIS.

          YOU CAN THINK OF OUR PORTFOLIO AS HAVING SEVERAL

          SECTORS.

          THERE'S THE PUBLIC SECURITIES SECTOR OF OUR PORTFOLIO.

          THAT'S STRAIGHT-FORWARD MARK-TO-MARKET BASED ON THE

          QUOTES THAT ARE OUT OF THE MARKETPLACE.

          THERE IS OUR PRIVATE EQUITY PORTFOLIO, WHICH IS

          GENERALLY HELD AT COST UNLESS THERE'S OTHER THAN A

          TEMPORARY IMPAIRMENT, OR THERE'S A NEW ROUND OF

          FINANCING RAISED FOR PORTFOLIO COMPANY, EITHER UP OR

          DOWN, AND THAT WOULD TAKE THE VALUATION EITHER UP OR

          DOWN.

          WE HAVE OUR FUNDS PORTFOLIO, WHICH IS GENERALLY HELD AT

          COST, UNLESS THERE IS AN IMPAIRMENT NOTED FROM THE

          PARTNERSHIPS THAT WE ARE A FUND INVESTOR IN.

          BOB'S COMMENTS AT THE FRONT END OF THE CALL ABOUT THE

          CONSERVATIVISM THAT WE APPLY TO THE PORTFOLIO IS

          ESSENTIALLY, AS WE LOOK FORWARD TO A THIRD AND FOURTH

          QUARTER, WE LOOKED AT OUR PORTFOLIO, WE SAID WHAT

          COMPANIES DO WE THINK ARE REASONABLY IN THE QUEUE TO RAISE

          NEW FINANCING, THAT COULD CAUSE A DOWN MARK?

          WE KIND OF LOOKED AT THOSE COMPANIES, AND MADE THE

          JUDGMENT THAT THERE WAS AN IMPAIRMENT IN THIS QUARTER,

          AND TOOK THOSE CHARGES IN THIS QUARTER, WHICH REDUCED

          THE NUMBERS.

          >>Caller: OKAY, THANK YOU.

          >> Operator:  ONCE AGAIN, THAT IS STAR ONE TO ASK A

          QUESTION, AND STAR TWO TO CANCEL.

          ONE MOMENT WHILE THE QUESTIONS REGISTER.

          >> Ken: OPERATOR, ARE THERE ANY FURTHER QUESTIONS?

          >> Operator:  ONE MOMENT, SIR.

          OUR NEXT QUESTION COMES FROM CATHERINE MURRAY OF J.P.

          MORGAN.

          >>Caller: GOOD MORNING.

          A COUPLE OF QUESTIONS HERE.

          FIRST, JUST TO CLARIFY, EVEN THOUGH YOU FINISHED THE

          STRATEGIC REPOSITIONING EFFORTS, YOU DO INTEND TO

          CONTINUE TO PARE YOUR CORPORATE LOAN PORTFOLIO, RIGHT?

          >> Ken: CORRECT.

          >>Caller: OKAY.

          DO YOU HAVE ANY ESTIMATE AT THIS TIME OF HOW MUCH IS

          LEFT OF WHAT YOU IDENTIFIED SO FAR THAT YOU INTEND TO

          DOWNSIZE?

          >> Bob:  IT'S BOB AGAIN, KATHERINE.

          WE'RE LOOKING AT ALL OF OUR RAROC LOANS WHERE THE RAROC

          RELATIONSHIP RAROC IS QUITE LOW, i.e., LESS THAN 10%.

          WE'RE LOOKING AT THOSE AND SAYING, OKAY, WHAT'S THE

          POTENTIAL FOR FUTURE BUSINESS?

          WE'RE SPEAKING TO THE COMPANIES INVOLVED, AND SAYING,

          YOU KNOW, REALISTICALLY, IF WE CAN'T IMPROVE THE RAROC,

          THEN, YOU KNOW, WE NEED TO TAKE SOME ACTION, SO THERE

          ARE LOTS OF OPPORTUNITIES STILL, SO I WOULD JUST

          CLASSIFY IT IN THE HUNDREDS OF MILLIONS OF DOLLARS AT

          THIS POINT, AND ONCE WE DEAL WITH THAT PORTFOLIO, WE'LL

          PROBABLY GO UP TO THE NEXT LEVEL TO SLIGHTLY HIGHER

          LEVEL OF RAROC.

          >>Caller: OKAY.  I'M WITH YOU.

          THAT'S WHAT I THOUGHT.

          UNRELATED, COULD YOU GIVE US AN UPDATE ON, I GUESS, THE

          BUSINESS ASPECT OF THE PREPARATION FOR THE ACQUISITION

          OF WACHOVIA?  JUST ANY ELABORATION WOULD BE HELPFUL.

          >> Ken: WHY DON'T WE HAVE DAVID CARROLL, WHO IS

          CO-HEADING THE INTEGRATION EFFORTS WITH BOB McCOY OF

          WACHOVIA OF OUR INTEGRATION PLANNING, AND I UNDERLINE

          INTEGRATION PLANNING.

          >> David:  THANKS, KEN.

          KATHERINE, WHAT WE HAVE BEEN DOING SINCE APRIL 16th, WE

          HAVE PAIRED OFF EVERY BUSINESS UNIT AND STAFF AREA

          BETWEEN FIRST UNION AND WACHOVIA IN AN EFFORT TO

          ACCOMPLISH THREE THINGS.

          ONE IS TO DECIDE WITH THE NEW GO-TO-MARKET BUSINESS MODEL OR

          THE OVERALL OVERARCHING STRUCTURE WOULD BE TO IDENTIFY

          THE TRANSITION ISSUES, AND WE FINISHED WITH THAT WORK

          ABOUT TWO WEEKS AGO, AND SO EVERY LINE OF BUSINESS,

          EVERY STAFF AREA, EVERY FUNCTIONAL PART OF THE COMPANY

          NOW DECIDED ON A HIGH-LEVEL STRATEGY WORK STRUCTURE.

          THAT'S BEEN APPROVED BY BUD AND KEN, AND WE ARE

          BEGINNING TOMORROW WITH THE SELECTION OF THE NEXT TIER OF

          LEADERSHIP.

          TIER ONE HAS BEEN DECIDED.

          TIER TWO WILL BE THEIR DIRECT REPORTS THAT WILL BE 120

          PEOPLE.

          THEY WILL BE GOING THROUGH A PROCESS OVER THE NEXT

          COUPLE OF WEEKS TO DECIDE THAT.

          THAT WILL BE COMPLETED PROBABLY THE FIRST WEEK OF

          AUGUST, AND THEN TIER THREE LEADERS, WHICH GETS US DOWN

          TO ANOTHER 1,000 LEADERS IN THE COMPANY WILL GO THROUGH

          A SIMILAR PROCESS AND BE COMPLETED BY THE END OF AUGUST.

          WE'RE ALSO WORKING ON FURTHER VERIFYING VALIDATING THE

          COST SAVINGS THAT WE IDENTIFIED IN DUE DILIGENCE, AND

          WE'RE MAKING GOOD PROGRESS ON THAT.

          WE FEEL VERY GOOD.

          WE FOUND NOTHING THAT WOULD CAUSE US TO HAVE ANY LESS

          OPTIMISM.

          ON THE TECHNOLOGY SIDE, WE ARE SETTING UP DIFFERENT

          TECHNOLOGY PLATFORMS.

          WE HAVE THE GENERAL LEDGING MAPPING GOING ON, WHICH IS A

          TEDIOUS PROCESS TO PUT THIRD QUARTER NUMBERS TOGETHER.

          WE'RE MOVING AHEAD.

          >> Bob:  IT'S BOB AGAIN.

          IN THE THIRD QUARTER, WHAT WE'LL DO IS WE'LL PUBLISH

          INTEGRATION GOALS AND METRICS, AND WE'LL SHOW YOU THOSE

          EVERY QUARTER, AND WE'LL INCLUDE IT IN OUR DISCUSSION

          DOCUMENT.

          >> Alice:  OPERATOR, WE'LL TAKE ONE MORE QUESTION,

          PLEASE.

          >> Operator:  THE NEXT QUESTION COMES FROM STEVE CRESTO

          OF SECOND CURVE CAPITAL.

          >> Ken: GOOD MORNING, STEVE.

          [ SILENCE ]

          >> Operator:  YOUR LINE IS OPEN.

          YOU MAY ASK YOUR QUESTION.

          >>Caller: MY QUESTION HAS BEEN ANSWERED.

          THANK YOU.

          >> Ken: OPERATOR, I THINK IT'S TIME FOR US TO CLOSE THE

          CALL.

          I WOULD JUST LIKE TO WRAP UP BY SAYING THAT WE ARE VERY

          PLEASED WITH OUR SECOND QUARTER RESULTS.

          WE THINK THAT IT IS THE QUARTER THAT IS REALLY SHOWING

          THAT THE RESTRUCTURING THAT WE IMPLEMENTED IN JUNE OF

          2000 IS WORKING AND IS WORKING VERY WELL.

          WE WERE 3 CENTS BETTER THAN ANALYSTS' EXPECTATIONS IN

          SPITE OF THE FACT THAT WE ADDED TO OUR ALLOWANCE.

          REVENUE IS GROWING IN ALL OF OUR BUSINESS LINES.

          WE CONTINUE TO IMPLEMENT STRICT EXPENSE CONTROL.

          WE'VE GOT GROWING CAPITAL RATIOS, AND WE JUST GOT A

          STRONG SENSE THAT MOMENTUM IS BUILDING AT FIRST UNION.

          I WANT TO THANK ALL OF YOU FOR JOINING US, AND WE WILL

          BE HAPPY TO TAKE QUESTIONS LATER IN THE DAY ON AN

          INDIVIDUAL BASIS.

          THANK YOU VERY MUCH.

          >> Operator:  THANK YOU FOR ATTENDING TODAY'S CONFERENCE

          CALL.

          YOU CAN DISCONNECT AT THIS TIME.

          [ END OF CALL ]

THE FOLLOWING ADVERTISEMENT BY FIRST UNION RAN IN CERTAIN NATIONAL AND REGIONAL PUBLICATIONS

[FIRST UNION LOGO APPEARS HERE]


                            The Momentum Is Building

                           A report from First Union's
                      Chief Executive Officer, Ken Thompson
--------------------------------------------------------------------------------

One year ago, First Union launched an ambitious strategic restructuring. We are now pleased to report that the restructuring is complete--on schedule and on budget--and that our strong second quarter 2001 operating results underscore First Union's momentum.

First Union achieved operating earnings of $649 million, or 66 cents per share, in the second quarter of 2001--exceeding consensus estimates and, we believe, providing a firm foundation for us to create future growth.

Many factors contributed to this strong performance, including:

       o Solid revenue growth over the previous quarter in each of our three core businesses: the General Bank, Capital Management and the Corporate and Investment Bank. The General Bank, serving consumers, small businesses and commercial enterprises, increased revenue by nine percent and operating earnings by 28 percent versus the second quarter of last year. Our mutual funds and total assets under management hit record levels.

       o Outstanding expense control. Operating expenses were down eight percent from a year ago.

       o Continuing improvement in our overall financial position, as capital ratios strengthened and our non-performing assets declined.

Driving all of these results is our relentless focus on customer service.We are passionate about it. Our overall customer satisfaction scores,as measured by the Gallup organization,rose for the ninth consecutive quarter.Our goal is simple: to become "best in class" in all aspects of our service. I would like to thank the employees of First Union for their extraordinary commitment to meeting our customers' needs.

Our proposed merger of equals with Wachovia is, in our view, exactly the right combination to leverage our strengths and continue building value for shareholders. The opportunity in front of us is to create a customer-focused financial services powerhouse.We believe the future looks very bright for our combined company.

                                /s/ Ken Thompson
                    -----------------------------------------
                    Ken Thompson Chairman, President and CEO,
                             First Union Corporation


   If you are a Wachovia/First Union shareholder, we urge you to vote for the Wachovia/First Union merger by returning the white proxy card.



                            First Union and Wachovia
                              The Right Combination


Stockholders are urged to read the definitive joint proxy statement/prospectus regarding the proposed transaction and any other relevant documents filed with the SEC because they contain important information. You may obtain a free copy of the joint proxy statement/prospectus, as well as other filings containing information about First Union and Wachovia, at the SEC's Internet site (http://www.sec.gov). Copies of these documents can also be obtained, without charge, by directing a request to First Union Corporation, Investor Relations, One First Union Center, 301 South College Street, Charlotte, NC 28288-0206, 704-374-6782, or to Wachovia Corporation, Investor Relations, 100 North Main Street, Winston-Salem, NC 27150, 888-492-6397. Additional copies of the joint proxy statement/prospectus may also be obtained by contacting First Union's proxy solicitor, Morrow & Co., Inc., toll free at 1-877-366-1578, or Wachovia's proxy solicitors, MacKenzie Partners, Inc., toll free at 1-800-322-2885, or Georgeson Shareholder, toll free at 1-800-223-2064. The information presented above may contain forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. Factors that could cause actual results to differ materially from those described in the forward-looking statements can be found in the joint proxy statement/prospectus and in First Union's and Wachovia's public reports filed with the SEC.